UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 001-12284
CUSIP Number CA38119T1049
NOTIFICATION OF LATE FILING
(Check one):
☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: December 31, 2005
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — Registrant Information

Full Name of Registrant:GOLDEN STAR RESOURCES LTD.
Address of Principal Executive Office (Street and Number):
     10901 West Toller Drive, Suite 300
City, State and Zip Code:
     Littleton, Colorado 80127-6312

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.
     Golden Star needs additional time to complete the analysis of the correct accounting for certain derivative contracts of Golden Star’s subsidiary, EURO Ressources S.A. (“EURO”), and to determine whether certain contracts, which have since the first quarter of 2005 been accounted for as qualifying for hedge accounting under Canadian GAAP, are properly accounted for under hedge accounting requirements. Golden Star owns approximately 53% of EURO, and the financial results of EURO are consolidated with those of Golden Star. Therefore, Golden Star will be unable to complete its financial statements and Form 10-K prior to the filing deadline.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code)	(Telephone No.)
Allan Marter	(303)	894-4631
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

☑ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
     Golden Star expects to report a loss for the year ended December 31, 2005 of $(12.1) million compared to net income of $2.5 million for the year ended December 31, 2004. The major factors contributing to the loss were a substantial operating loss at the new Wassa mine and reduced operating income at Bogoso/ Prestea on lower production and higher operating costs. If Golden Star concludes, as a result of its analysis of the accounting treatment of the EURO derivative contracts, that Golden Star’s previous reporting with respect to such contracts should be changed to the mark-to-market method, Golden Star’s loss for the year ended December 31, 2005 could be increased by an unrealized non-cash charge (which would be recaptured and brought back into income in future periods) of up to $6.4 million. There would be no impact to the 2005 loss if the contracts are determined to qualify for hedge accounting.

Golden Star Resources Ltd.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ Allan J. Marter

	Name:	Allan J. Marter
	Title:	Chief Financial Officer